[Letterhead of Chapman and Cutler llp]

September 25, 2023

VIA EDGAR CORRESPONDENCE

Lisa Larkin

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Amplify ETF Trust, on behalf of Amplify Video Game Tech ETF, Amplify Global Cloud Technology ETF, Amplify Cybersecurity ETF, Amplify Mobile Payments ETF, Amplify Treatments, Testing and Advancements ETF, Amplify Etho Climate Leadership U.S. ETF, Amplify BlueStar Israel Technology ETF, Amplify Alternative Harvest ETF, Amplify U.S. Alternative Harvest ETF, Amplify Junior Silver Miners ETF, Amplify AI Powered Equity ETF and Amplify Travel Tech ETF, each a series of the Registrant

File No. 333-273457

Dear Ms. Larkin:

We received your oral comments via telephonic conference on August 17, 2023 regarding the Registration Statement on Form N-14 (the “Registration Statement”) for Amplify ETF Trust, on behalf of Amplify Video Game Tech ETF, Amplify Global Cloud Technology ETF, Amplify Cybersecurity ETF, Amplify Mobile Payments ETF, Amplify Treatments, Testing and Advancements ETF, Amplify Etho Climate Leadership U.S. ETF, Amplify BlueStar Israel Technology ETF, Amplify Alternative Harvest ETF, Amplify U.S. Alternative Harvest ETF, Amplify Junior Silver Miners ETF, Amplify AI Powered Equity ETF and Amplify Travel Tech ETF, each a series of the Registrant (each a “Fund” or an “Acquiring Fund” and collectively, the “Funds” or the “Acquiring Funds”) filed on July 26, 2023. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus contained therein (the “Prospectus”). We are submitting via EDGAR this letter on behalf of the Acquiring Funds, which is intended to respond to your comments, and a revised, marked draft of the Registration Statement is included for your review and convenience.

Division of Investment Management

September 25, 2023

DISCLOSURE COMMENTS

Comment 1

Please ensure that comments, responses and changes regarding the 485A filings for the Acquiring Funds are aligned with any comments, responses or changes made to the Registration Statement.

Response to Comment 1

The Registrant confirms that comments and changes to the 485A filings will be incorporated into the Registration Statement as applicable.

Comment 2

In the shareholder letter it states that the time of the Shareholder Meeting is 11:00 a.m. Eastern time. Please confirm this time is accurate as the Meeting is being held in Milwaukee, which is on Central time.

Response to Comment 2

The Registrant has revised the disclosure to clarify the Meeting will occur at 11:00 am Central time (local time for the meeting).

Comment 3

In the third full paragraph of the shareholder letter it states, “Each Acquiring Fund will have investment policies and strategies that will continue the investment theme of the corresponding Target Fund.” If possible, please explain what relevance “theme” has to an investors decision. Additionally, in other parts of the document, only reference to substantially similar investment policies and risk is made. Consider keeping this disclosure consistent throughout.

Response to Comment 3

The referenced disclosure has been revised to remove the concept of “investment theme” and the disclosure has been revised elsewhere in the document to be consistent.

Comment 4

In the second to last paragraph on page ii of the shareholder letter is states, “In that case, the ETF Managers Board will consider what further actions to take with respect to each Target Fund, including but not limited to alternative reorganizations with different acquiring funds and the liquidation of one or more of the Target Funds.” Please clarify that this sentence applies to each Target Fund individually (i.e. the lack of approval for one Target Fund will not affect the Reorganization moving forward for another Target Fund).

Response to Comment 4

The referenced disclosure has been revised as requested.

Division of Investment Management

September 25, 2023

Comment 5

In the last Q&A on page vii, is asks “Will the investment themes of the Target Funds change as a result of the Reorganizations?” As the idea of investment theme is different form investment strategies and risks, please explain how this relates to investment strategies and risks. Additionally, consider making this disclosure consistent throughout.

Response to Comment 5

The referenced disclosure has been revised to remove the reference to “theme” and the disclosure has been revised elsewhere in the document to be consistent.

Comment 6

On page viii of the Q&A section under the question “Will the Reorganizations affect the ongoing fees and expenses I pay as a shareholder of the Target Funds?” there is a chart showing the Management Fees for the Funds. In this chart, please remove the footnote relating to the Amplify Alternative Harvest ETF as the Staff believes the discussion of the fee waiver is not appropriate here.

Response to Comment 6

The footnote has been removed as requested.

Comment 7

On page ix of the Q&A section in the response to the question, “Will the Reorganizations affect my ability to buy and sell shares?” consider whether disclosure should be added regarding investors who purchases shares of a Target Fund after the applicable record date but before the closing date of the applicable Reorganization.

Response to Comment 7

The Registrant does not believe any additional disclosure is needed as investors who purchases shares after the applicable record date will still be able to buy and sells shares up to and including the closing date, similar to a shareholder who held shares prior to the record date.

Division of Investment Management

September 25, 2023

Comment 8

On page xii it lists the various proposals for the Target Funds. Here, and elsewhere in the document, consider streamlining the disclosure where possible.

Response to Comment 8

The Registrant respectfully declines to amend the proposals chart as it feels it is important to list each proposal separately as each is a matter that will be voted on separately. However, the Registrant has streamlined the document in other sections when appropriate.

Comment 9

On page xiii it lists Proposal 14 “To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.” Please include this Proposal throughout the Registration Statement when referencing the Proposals to be voted on.

Response to Comment 9

The referenced disclosure has been added throughout the document as appropriate.

Comment 10

On page xiv where it lists the documents incorporated by reference, to the extent the Registrant intends to rely on incorporation by reference to the Acquiring Funds registration statements on Form N-1A, please confirm that the Acquiring Funds will not sell shares off the Form N-1A until after the Reorganization is complete.

Response to Comment 10

The Registrant does not intend to rely on incorporation by reference to the Acquiring Funds’ registration statement on Form N-1A. The Registrant confirms that each Acquiring Fund does not intend to sell shares until after the applicable Reorganization is complete.

Comment 11

On page 1 of the Prospectus in the second full paragraph it discusses the similar strategies of the Acquiring Funds and Target Funds but does not mention the investment themes. Please consider making this disclosure consistent throughout.

Response to Comment 11

Disclosure mentioning “investment theme” has been removed throughout the Registration Statement and the disclosure has been revised in the document to be consistent.

Division of Investment Management

September 25, 2023

Comment 12

On page 2 under “Effects of the Reorganizations” the Staff did not feel that the tables included in this section were necessary disclosure. Consider removing these charts to help streamline the document.

Response to Comment 12

The Registrant respectfully declines to remove the referenced charts as it believes they are helpful for investors in comparing the Target Funds and the Acquiring Funds. However, the Registrant has streamlined the document in other sections when appropriate.

Comment 13

On page 2 under “Effects of the Reorganizations” in the chart comparing the Target AIEQ Fund and Acquiring AIEQ Fund, it lists the Acquiring AIEQ Fund “Non-Diversified.” Please align this disclosure with the disclosure contained in the 485A filing for the Amplify AI Powered Equity ETF which lists this fund as “Diversified.”

Response to Comment 13

The Amplify AI Powered Equity ETF is non-diversified and the Registrant confirms this information will be updated in the 485A filing for this Fund.

Comment 14

On page 6 of the Prospectus it discusses the comparison of the Target Funds and the Acquiring Funds as required by Item 3(b) of Form N-14. Please also include disclosure comparing the purchase procedures and exchange rights and redemption procedures required under Item 3(b).

Response to Comment 14

The disclosure has been revised as requested to include a comparison of the purchase procedures and exchange rights and redemption procedures of the Target Funds and the Acquiring Funds.

Comment 15

Please move the “Fund Performance” disclosure after the “Principal Risks” disclosure.

Response to Comment 15

The “Funds Performance” disclosure has been moved to appear after the “Principal Risks” disclosure.

Comment 16

On page 47 of the Prospectus under “Principal Risks” there is a chart comparing the principal risks of the Target Funds and the Acquiring Funds. Please revise this chart to make it more clear which risks apply to the Target Funds and the Acquiring Funds. Alternatively, consider removing the chart as the narrative risk section discloses to which Fund each risk applies. If the chart is kept, also consider revising to make clear which risks are independent and which are sub-risks.

Response to Comment 16

The chart comparing the principal risks of the Target Funds and Acquiring Funds has been removed as requested.

Division of Investment Management

September 25, 2023

Comment 17

On page 59 of the Prospectus there is the section “Fund’s Investment Limitations.” It is not clear to the Staff to which item of Form N-14 this is responsive so consider removing to streamline the document.

Response to Comment 17

The section “Fund’s Investment Limitations” has been removed as requested.

Comment 18

On page 63 of the Prospectus in the Investment Advisory Fee tables, the names of the Target Funds and Acquiring Funds are used rather than the defined terms for the funds used elsewhere throughout the document. Consider using the defined terms in these tables to be consistent with the rest of the document.

Response to Comment 18

The referenced charts have been revised to use the defined terms as requested.

Comment 19

The sections “Reasons for the Proposed Reorganization” and “Board Considerations” appear on page 65 of the Prospectus. As the Staff feels these are important sections to an investor, please consider moving them earlier in the document.

Response to Comment 19

The referenced disclosure has been moved earlier in the Prospectus as requested.

Comment 20

In the first paragraph under the section “Reasons for the Proposed Reorganizations” it states, “ETFMG also believes that Amplify’s financial strength, including from an investment by Samsung Asset Management, will allow Amplify to support the Acquiring Funds following the Reorganizations.” As this is the first mention of Samsung Asset Management, please either explain why this is important or consider removing or making this statement more general.

Response to Comment 20

The referenced disclosure relating to Samsung Asset Management has been removed as requested.

Comment 21

In the first paragraph under the section “Reasons for the Proposed Reorganizations” it states, “Amplify’s longer-term vision for each investment strategy is to continue each strategy’s momentum with respect to performance and market uptake…” Please consider making this sentence more plain English.

Response to Comment 21

The referenced disclosure has been revised as requested.

Division of Investment Management

September 25, 2023

Comment 22

On page 66 of the Prospectus under “Board Considerations” it states, “ETF Managers Board submitted a comprehensive questionnaire and supplemental questions to Amplify, Penserra and Toroso.” Consider including disclosure as to whether other fund complexes were considered or, if not, why only these complexes were considered.

Response to Comment 22

The Registrant respectfully declines to amend this disclosure as it believes the current disclosure meets the requirements of Form N-14 and includes the information relevant for investors.

Comment 23

On page 72 of the Prospectus under “Comparison of Forms of Organization and Shareholder Rights” it discusses moving from a Delaware statutory trust to a Massachusetts business trust. Generally funds must not bundle separate matters together for shareholder voting purposes. Here there are differences between ETF Managers Trust, which is a Delaware Statutory trust, and Amplify Trust, which is Massachusetts business trust. Please explain supplementally why additional proposals are not required consistent with IMGU 2014-02 and the 1995 Dear Registrant Letter.

Response to Comment 23

Additional proposals are not required under IMGU 2014-02 or the 1995 Dear Registrant Letter as Target Fund shareholders are being presented with only one proposal on which they need to vote. There are no amendments to the charter documents of the Target Funds or other changes that would require a shareholder vote under the Investment Company Act of 1940, as amended, and so no additional proposals are required.

Comment 24

On page 78 of the Prospectus under “Board Leadership Structure and Risk Oversight” please include the disclosure required under Item 22(B)(15) of Schedule 14A discussing the Fund’s Policy on Board attendance at meetings.

Response to Comment 24

ETF Managers Trust’s policy regarding Board attendance at annual meetings is contained in the third paragraph in the section entitled “Shareholder Communication with Board and Trustee Attendance at Annual Meetings of Shareholders”.

Division of Investment Management

September 25, 2023

Comment 25

On page 81 of the Prospectus it states, “The Audit Committee has adopted pre-approval policies and procedures…” Under Item 9(e) please include a description of these pre-approval policies and procedures. If they are included elsewhere in the document a cross reference to that disclosure is sufficient.

Response to Comment 25

The disclosure has been revised as requested to cross reference to the pre-approval policies and procedures.

Comment 26

Please state whether a representative of the Independent Public Accountant will be present at the Meeting and have an opportunity to make a statement.

Response to Comment 26

The disclosure has been revised as requested to state that a representative of the Public Accountant will not be present at the Meeting.

Comment 27

Pursuant to Item 22(B)(12) please describe any material pending legal proceedings to which a director nominee or affiliated person either is a party adverse to the Fund or any of its affiliated persons or has a material interest adverse to the Fund or any of its affiliated persons.

Response to Comment 27

The Registrant confirms there are no material pending legal proceedings to which a director nominee or affiliated person either is a party adverse to a Fund or any of its affiliated persons or has a material interest adverse to a Fund or any of its affiliated persons.

Comment 28

For the SAI, to the extent any incorporation by reference is used to the Acquiring Funds’ registration statements on Form N-1A, please confirm that the Acquiring Funds will not sell shares off the Form N-1A until after the Reorganization is complete.

Response to Comment 28

The Registrant does not intend to rely on incorporation by reference to the Acquiring Funds’ registration statement on Form N-1A. The Registrant confirms that each Acquiring Fund does not intend to sell shares until after the applicable Reorganization is complete.

Comment 29

Please include disclosure relating to the legal proceedings and change of distributor for the Target Funds as set forth in the most recent sticker for the Target Funds in the Registration Statement.

Response to Comment 29

The Registration Statement has been revised to include the requested disclosure.

Division of Investment Management

September 25, 2023

ACCOUNTING AND FINANCIAL COMMENTS

Comment 1

On page 10 of the Prospectus it states that the fee waiver for the Target MJ Fund and Acquiring MJ Fund will remain in effect through at least March 31, 2024. To include a fee waiver in the Prospectus it must stay in effect for at least one year from the date of the Prospectus. Please revise or remove this disclosure.

Response to Comment 1

The disclosure has been revised to state that the fee waiver will be in place for at least one year from the date of the Prospectus.

Comment 2

Throughout the Prospectus the Management Fee for the Target SILJ Fund, Acquiring SILJ Fund, Target ETHO Fund and Acquiring SILJ Fund are inconsistent. Please ensure this information is accurate throughout.

Response to Comment 2

The disclosure has been revised to ensure the Management Fees for the Funds are accurate throughout the document.

Comment 3

The Auditors consent filed with the Registration Statement lists ETF Managers Trust as the filer of the Registration Statement. Please have all future consents list the Registrant as the filer.

Response to Comment 3

The Registrant confirms it will have all future consents list the correct registrant.

Comment 4

Please consider updating the Capitalization Table to be as of a date within 30 days of the filing of any amended Registration Statement.

Response to Comment 4

The Registrant confirms it will update the Capitalization Table.

* * * * * * * * * * * * * * * * * * * * *

Division of Investment Management

September 25, 2023

Please call me at (312) 845-3273 or Myles O’Kelly at (312) 845-2974 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,

Chapman and Cutler llp

	By:	/s/ Walter L. Draney
Walter L. Draney

cc: Morrison C. Warren